UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of December 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 23 December 2003 announcing interim dividend distribution

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[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations
(56-2) 750-7221
e-mail: cfreeman@lq.cl

            QUINENCO TO PAY INTERIM DIVIDEND OF CH$11.24745 PER SHARE

December 23, 2003 - Santiago, Chile. The Board of Directors of Quinenco S.A.. (LQ:NYSE) approved on December 22, 2003, the distribution of an interim dividend of Ch$11.24745 per share (Ch$112.4745 per ADR). The total dividend distribution which amounts to Ch$12,144,322,552, will be charged against 2003 net earnings and is equivalent to 30% of net earnings as of September 30, 2003. The dividend will be paid on January 9, 2004 and distributed among its 1,079,740,079 shares of record as of January 2, 2004.

The Board of Directors, in its meeting on December 22, 2003, approved a modification in the dividend policy for 2003, in order to allow for the distribution of an interim dividend, to be charged against 2003 net profits. Quinenco's dividend policy is to distribute at least 30% of annual net profits.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       QUINENCO S.A.

                                       By: /s/ Luis Fernando Antunez
                                          ----------------------------------
                                       Name: Luis Fernando Antunez
                                       Title: Authorized Representative

Dated: December 23, 2003